EXHIBIT 99.1
Bezeq - The Israel Telecommunication Corp. Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report – Approval of Transaction in which a Controlling Shareholder of the Company Has a Personal Interest
Report pursuant to Regulation 37a(6) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970

A report is hereby submitted regarding the approval of an ordinary transaction of the Company with D.B.S. Satellite Services (1998) Ltd. ("D.B.S."), that was approved by the Company's Audit Committee and Board of Directors on November 2, 2010, as set forth below:

1.
The Company will vote at the general meeting of shareholders of D.B.S. in favor of a debt financing to be conducted by D.B.S. by the offering of debentures (Series B) in the aggregate principal amount of NIS 450 million.1 The final date of repayment of the debentures is until November 2019.

2.
As part of the offering documents, the trust deed will include a provision pursuant to which D.B.S. may distribute dividends if the ratio of net debt2 after the offering to D.B.S.'s EBITDA in the last four quarters, does not exceed 3. The foregoing restriction will apply with respect to repayment of shareholder loans, and in addition, the repayment amount will be limited to D.B.S.'s accumulated net profit for the period commencing January 1, 2011 and until the last quarter for which financial statements are approved prior to the repayment.  For the purpose of repayment of shareholder loans, net profit will be net of D.B.S.'s financing expenses attributable to the shareholder loans in accordance with its financial statements. Dividend amounts distributed or shareholder loans repaid prior to such repayment will be deducted from the maximum amount available for the repayment of shareholder loans (as of January 1, 2011).

Reasons

1.
The proceeds from the debt offering are intended to repay an existing debt of D.B.S. [a portion of which will be used for early repayment of the loans that D.B.S. obtained from institutional investors in 2005 (with a certain guarantee of the Company) and the remainder of which will be used to reduce D.B.S.'s long-term bank debt]. The Company and the shareholders of D.B.S. undertook in the past that their shareholder loans would not be repaid prior to repayment of the foregoing debts, subject to certain conditions.

2.
The offering is intended, among other things, to reduce the cost of D.B.S.’s debt and total financing costs, and to extend the duration of its loans, which should contribute to D.B.S.’s financial position and enable its continued activity and growth.

3.	In light of the foregoing, the approved actions and transactions described above are reasonable under the circumstances and are in the interests of the Company.

1
Including the approval of D.B.S.'s execution of an addendum to D.B.S.'s financing agreement that pertains, among other things, to the amendment of the financial provisions in the existing financing agreement and the creation of first ranking fixed and floating charges, unlimited as to amount, in favor of the debenture trustee.

2	D.B.S.'s debts that are secured by a first-ranking, unlimited charge over all the assets of D.B.S., equally with collateral, less cash amounts and monetary deposits available to D.B.S.